**MyTravel Group plc**
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

**t** +44 (0) 1706 742000
www.mytravelgroup.com



27 April 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6th and 27th of April 2006, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

**Karen Houlihan-Lane**
**Company Secretarial Assistant**
**<u>MyTravel Group plc</u>**

Enclosures



part of MyTravel group

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

| | |
|---|---|
| UBS Global Asset Management (Life) Ltd | 707,907 |
| UBS AG London Branch | 8,060,748 |
| UBS AG (Switzerland) | 6,932,536 |
| Total | 15,701,191 |

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

6 April 2006

12. Total holding following this notification

15,701,191 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

3.42% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

6 April 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

**Strictly Private & Confidential**

Company Secretary
**My Travel Group PLC**
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

5th April 2006

Dear Sir/Madam,

**Section 198 Companies Act 1985**

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 3rd April 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 15,701,191 Ordinary shares of My Travel Group PLC, representing 3.42 per cent of the issued share capital of the Company (458,246,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

| UBS business group / legal entity | Breakdown of position held (%) | |
|---|---|---|
| UBS Global Asset Management (Life) Ltd | 707,907 shares | 0.15% |
| UBS AG London Branch | 8,060,748 shares | 1.76% |
| UBS AG (Switzerland) | 6,932,536 shares | 1.51% |
| **UBS AG - Total** | **15,701,191 shares** | **3.42%** |

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

26 April 2006

12. Total holding following this notification

14,556,240

13. Total percentage holding of issued class following this notification

3.17%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

27 April 2006

Merrill Lynch

Merrill Lynch & Co., Inc.
World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

our ref: mytravel2604

26 April 2006

The Company Secretary
MYTRAVEL GROUP PLC
Parkway One
300 Princess Road
Manchester, M14 7QU
United Kingdom

Dear Sir

**Companies Act 1985 ss 198-210 (as amended)**

This letter serves as notification, by reason of the provisions of section 203 of the above Act, that the companies the names and addresses of which are set out in the Schedule to this letter have the interests in relevant share capital of your company disclosed in the first attachment to this letter and the additional interests (if any) disclosed in the second attachment to this letter.

3.17%

Yours faithfully

Duly authorised for and on behalf
of the notifying companies

SCHEDULE

**Part 1**

| **Name** | **Address** |
|---|---|
| Merrill Lynch Investment Managers Ltd. | 33 King William Street<br>London EC4R 9AS |
| ML Invest Holdings Limited | 33 King William Street<br>London EC4R 9AS |
| ML Invest, Inc | World Financial Center<br>North Tower<br>250 Vesey Street<br>New York<br>NY 10281-1332 |

**Part 2**

| | |
|---|---|
| Merrill Lynch Group Inc. | World Financial Center<br>North Tower<br>250 Vesey Street<br>New York<br>NY 10281-1332 |
| Merrill Lynch & Co., Inc. | World Financial Center<br>North Tower<br>250 Vesey Street<br>New York<br>NY 10281-1332 |

Company Name: **MyTravel Group Plc** Date: 19th April, 2006

Class of Shares: **30p Ordinary Shares**

Total Interest held by: **Merrill Lynch Investment Managers Group Limited** 1,249,538 (0.28%)

Made up as follows:

| **Registered Holder (if known)** | **Number of Shares** | **Investment Management Company (if separately disclosable)** | **Beneficial Interests? (Yes/No)** |
|---|---|---|---|
| Nutraco Nominees Limited | 448,117 | | No |
| Other Names | 801,421 | | Yes |
| **TOTAL** | 1,249,538 | | |

## attachment

| | | | |
|---|---|---|---|
| Company : | MYTRAVEL GROUP PLC | as of: | April 19, 2006 |
| Class of shares | ordinary | | |

Each company named below is interested in the aggregate number of the shares identified above set opposite its name. Where the number includes shares additional to those shown in the first attachment to the accompanying letter, certain further details are also set out below.

| | | Requisite details in respect of shares additional to those shown in the first attachment | |
|---|---|---|---|
| Company | Aggregate number of shares interested in | Number and (if known) registered holder | Interest within section 208 (5) Companies Act 1985? |
| Merrill Lynch & Co., Inc | 14,556,240 | 13,306,702 | 0 |
| Merrill Lynch Group, Inc | 1,249,538 | 0 | 0 |
| | | | |
| | | | |